UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Viggle Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92672V
(CUSIP Number)

Mitchell J. Nelson, 430 Park Avenue, 6th Floor, New York, NY 10022
(Name, address and telephone number of person authorized to receive notices and communications)

1/29/2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672V	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 163,006,640
SHARES BENEFICIALLY	8	SHARED VOTING POWER 165,706,640
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 109,906,913
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 112,606,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,706,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92672V	SCHEDULE 13D/A	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value, $0.001 per share (the “Common Stock”), of Viggle Inc., a Delaware corporation (the “Company”).   The address of the principal executive offices of the Company is 902 Broadway, 11th Floor, New York, NY  10010.

Item 2.	Identity and Background.

(a)	The Reporting Person is Robert F.X. Sillerman.

(b)	The Reporting Person’s business address is 902 Broadway, 11th Floor, New York, NY 10010.

(c)
The Reporting Person is the Executive Chairman and Chief Executive Officer of the Company.  The Reporting Person is also the Executive Chairman and Chief Executive Officer of SFX Entertainment Inc., 430 Park Avenue, 6th Floor, New York, NY  10022.

(d)	During the past five years, the reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which as a result of such proceeding the reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.	Source or Amount of Funds or Other Consideration.

Mr. Sillerman has used his personal funds to make the purchases of the Company’s securities.

With respect to the Dijit/Viggle Shares (as defined below), reference is made to the disclosure set forth under Item 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

On January 29, 2014, Viggle Inc. (the “Company”), and Viggle Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dijit Media, Inc., a Delaware corporation (“Dijit”), certain stockholders of Dijit (solely with respect to Articles 1, 5 and 6 and Subsection 11.1) and Nancy Y. Lee (solely in her capacity as the Stockholders’ Agent).

The Merger Agreement and the transactions contemplated thereby were approved by the board of directors of each of the Company, Merger Sub and Dijit. Within twenty four hours following the execution and delivery of the Merger Agreement, Dijit delivered to the Company and Merger Sub the irrevocable written consent (the “Written Consent”) of certain of the holders of Dijit common stock (the “Dijit Common Stock”) and Dijit preferred stock (the “Dijit Preferred Stock” and, collectively with the Dijit Common Stock, the “Dijit Capital Stock”) adopting and approving the Merger Agreement and the transactions contemplated thereby. Following receipt of the Written Consent, upon the terms set forth in the Merger Agreement, Merger Sub merged with and into Dijit (the “Merger”), with Dijit continuing as the surviving corporation and a wholly-owned subsidiary of the Company. The Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

In connection with the Merger, the Company is required to issue to the holders of Dijit Capital Stock and to certain creditors of Dijit (the “Dijit/Viggle Holders”) 2,897,938 shares of Viggle Common Stock (the “Stock Consideration”).  In connection with the issuance of the Stock Consideration, certain Dijit/Viggle Holders entered into a stockholders agreement, effective at the closing of the Merger, with the Reporting Person and the Company (the “Stockholders Agreement”).  Pursuant to the terms of the Stockholders Agreement, those Dijit/Viggle Holders appointed Mr. Sillerman as their proxy and granted him a power of attorney to vote their respective shares of the Company’s Common Stock and any other Company securities in his sole discretion.  That proxy will expire on the first to occur of the Company’s completion of a Recapitalization (which is defined in the Merger Agreement as a transaction involving the conversion of a majority of the Company’s debt or preferred stock into common stock) and December 31, 2015.

As a result of the proxy granted pursuant to the Stockholders Agreement, the Reporting Person has the sole power to vote the shares of the Dijit/Viggle Holders with respect to any proposal submitted for the approval of the Company’s stockholders.  The following Dijit/Viggle Holders (along with their representative with regard to certain shares placed in escrow (the “Escrow Shares”) signed the Stockholders Agreement, and have thus granted the proxy described above over such number and percentage of the Company’s Common Stock as set forth next to their respective names below:

Alsop Louis Capital 2, L.P. – 2,175,217 shares
JWS Capital Corp. – 46,236 shares
Guy Blume – 46,236 shares
David Goldenberg – 9,057 shares
Alan M. Braverman – 92,511 shares
Nancy Y. Lee, as shareholders’ representative – 320,456 shares

Nancy Y. Lee serves as a representative of the Dijit/Viggle Holders for the Escrow Shares, and thus has no pecuniary interest in those shares.  In addition, the Company is in the process of distributing documents to the remainder of the Dijit/Viggle Holders instructing them on how to exchange their Dijit debt or shares for the Company’s shares.  In accordance with the terms of the Merger Agreement, it is a condition of their receipt of the Stock Consideration that they shall have entered into the Stockholders Agreement.  Accordingly, when all Dijit/Viggle Holders have exchanged their shares, it is anticipated that 2,897,938 shares will have been issued, and the Dijit/Viggle Holders will all have granted the proxy set forth in the Stockholders Agreement.  Accordingly, for purposes of this Schedule 13D, the reporting Person has claimed the power to vote all 2,897,938 (the “Dijit/Viggle Shares”) of such shares.

Also pursuant to the Merger Agreement, the Company entered into a “lockup agreement,” effective at the closing of the Merger, with certain Dijit/Viggle Holders (the “Lockup Agreement”), pursuant to which the Dijit/Viggle Holders party thereto are prohibited from selling shares of the Company’s Common Stock until the date that is six months following the date on which the Company completes an offering of its equity securities with net proceeds to the Company of at least $20 million.

CUSIP No. 92672V	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

The Reporting Person beneficially owns 165,706,640 shares of the Company’s Common Stock, including the following:

(i)	The Reporting Person directly owns 18,730,455 shares of the Company’s Common Stock, including the following:
a.	5,730,455 shares of Common Stock,
b.
options to purchase 2,500,000 shares of the Company’s Common Stock, which options were granted on April 4, 2013 pursuant to an amendment to the Reporting Person’s employment agreement with the Company,

c.
warrants to purchase 10,000,000 shares of the Company’s Common Stock, which warrants were issued in connection with the reporting Person’s guarantee of the Company’s obligations under the Company’s term loan agreement with Deutsche Bank Trust Company Americas, and

d.	500,000 shares pursuant to a restricted stock grant that will vest on February 24, 2014.
(ii)	The Reporting Person also indirectly owns, or has the right to vote, 138,976,185 shares of the Company’s Common Stock, including the following:
a.	43,657,545 shares of the Company’s Common Stock owned by Sillerman Investment Company, LLC (“SIC”),
b.	Warrants to purchase 5,000,000 shares of the Company’s Common Stock owned by Sillerman Investment Company II, LLC (“SIC II”),
c.
14,045,000 shares of stock issuable upon the exercise of warrants held by SIC II, which are exercisable at $1.00 per share, and which were issued in connection with the Company’s draws under the amended and restated line of credit to the Company entered into on March 11, 2013 by the Company and SIC II (the “New $25,000,000 Line of Credit”),

d.	28,973,913 shares of the Company’s Common Stock issuable upon conversion of 33,320 shares of the Company’s Series A Convertible Preferred Stock that are held by SIC,
e.	2,700,000 shares of the Company’s Common Stock owned of record by Laura Baudo Sillerman, the Reporting Person’s spouse, and
f.
49,701,789 shares for which the former shareholders of Wetpaint.com, Inc. have provided the Reporting Person a proxy, as more fully described in amendment no. 7 to this Schedule 13D (the “Wetpaint/Viggle Shares”), and

g.	2,897,938 shares constituting the Dijit/Viggle Shares.

For purposes of Item 7 of the cover page of this Schedule 13D, the Reporting Person has included all of the above shares, other than the 2,700,000 shares held by Laura Baudo Sillerman, the Reporting Person’s spouse.  The additional 2,700,000 shares are included in Items 8 and 11 of the cover page of this Schedule 13D.  The Reporting Person has the power to vote, but not to dispose of, the Wetpaint/Viggle Shares and the Dijit/Viggle Shares. The Company’s most recent Quarterly Report on Form 10-Q reported that the Company had 75,002,298 shares of its Common Stock outstanding. Of the amounts set forth above, the 2,500,000 shares described in Section (i)(b), the 10,000,000 shares described in Section (i)(c), the 500,000 shares described in Section 1(d), the 5,000,000 shares described in Section (ii)(b), the 14,045,000 shares described in Section (ii)(c), the 28,973,913 shares described in Section (ii)(d), the 49,701,789 shares described in Section (ii)(f) and the 2,897,938 shares described in Section (ii)(g) above were not yet outstanding as of the date of the most recent Quarterly Report on Form 10-Q.   Therefore, the Reporting Person has assumed that those shares are outstanding for calculating his percentage of Common Stock of the Company that he beneficially owns.  As a result, the 165,706,640 shares owned by the Reporting Person and set forth above represent 88.2% of the Company’s Common Stock. Although an unaffiliated party owns a minority interest in SIC, because the Reporting Person owns and controls a majority of SIC, the Reporting Person has classified those shares in the sole voting and dispositive power categories.

In addition, the Reporting Person also owns 21,364.2 shares of the Company’s Series B Convertible Preferred Stock.  Of those shares, SIC holds 20,083.2 shares of the Series B Convertible Preferred Stock and the Reporting Person holds 1,281 shares of the Series B Convertible Preferred Stock.  Because the shares of Series B Convertible Preferred Stock are only convertible upon the occurrence of certain triggers that have not yet occurred, they have not been included in the Reporting Person’s percentage of ownership set forth above, as they are not convertible by the Reporting Person into shares of the Company’s Common Stock within the next 60 days.  However, if the shares of Series B Preferred Stock were convertible as of the date of this filing, they would be convertible into 18,577,565 shares of the Company’s Common Stock.  If all such shares were converted, then the Reporting Person would beneficially own 89.3% of the Company’s Common Stock.

The Reporting Person has the sole power to vote, but no power to dispose of, the Wetpaint/Viggle Shares and the Dijit/Viggle Shares.  The holders of the Wetpaint/Viggle Shares have no power to vote, but sole power to dispose of, their respective Wetpaint/Viggle Shares, subject to lockup and escrow arrangements described in amendment no. 7 to this Schedule 13Drow Shares).  The Dijit/Viggle Holders have no power to vote, but sole power to dispose of, their respective Dijit/Viggle Shares (subject to the terms of the Lockup Agreement, in the case of the Dijit/Viggle Holders party thereto, and to restrictions currently in effect on the Escrow Shares).

With respect to the Dijit/Viggle Shares, reference is made to the disclosure set forth under Item 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is the owner of Sillerman Investment Company, LLC (subject to the minority interest of an unaffiliated third party) and Sillerman Investment Company II, LLC and thus controls the shares held by such entities.

With respect to the Dijit/Viggle Shares, reference is made to the disclosure set forth under Item 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

CUSIP No. 92672V	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIGGLE INC.

February 10, 2014	By:	/s/ Robert F.X. Sillerman
Executive Chairman and Chief Executive Officer